Exhibit 99.8

MATERIAL CHANGE REPORT

1.                                       Reporting Issuer:

Penn West Energy Trust

Penn West Petroleum Ltd.

2000, 425 1st Street S.W.

Calgary, Alberta

T2P 3L8

2.                                       Date of Material Change:

May 31, 2005

3.                                       News Release

A press release disclosing the details outlined in this Material Change Report was issued by Penn West Petroleum Ltd. from Calgary, Alberta on May 31, 2005 and disseminated through the facilities of Canada Newswire.

4.                                       Summary of Material Change:

Penn West Petroleum Ltd. (“Penn West”) announced on May 31, 2005 the completion of the Plan of Arrangement (the “Plan”) effective May 31, 2005 by which Penn West will be transformed into the Penn West Energy Trust (the “Trust”). Pursuant to the Plan, holders of common shares of Penn West will receive three trust units (“Units”) of the Trust for each common share held. It is currently expected that the common shares of Penn West will trade until the closing of trading on June 1, 2005 and the Units will commence trading on June 2, 2005 under the symbol “PWT.UN”. The Trust will have 163,138,268 Units outstanding.

The initial monthly distribution of the Trust will be paid on July 15, 2005 to Unitholders of record on June 30, 2005 and will be $0.26 per Unit, equivalent to $0.78 for each Penn West common share outstanding at the time of the Plan. This distribution level is in keeping with the range of $0.23 to $0.26 per Unit previously announced, and is in keeping with Penn West’s objective of distributing approximately 60% of its cash flow.

Penn West is a senior independent Canadian oil and natural gas company based in Calgary, Alberta. Penn West trades on the Toronto Stock Exchange under the symbol PWT.

5.                                       Full Description of Material Change:

Penn West Petroleum Ltd. (“Penn West”) announced on May 31, 2005 the completion of the Plan of Arrangement (the “Plan”) effective May 31, 2005 by which Penn West will be transformed into the Penn West Energy Trust (the “Trust”). Pursuant to the Plan, holders of common shares of Penn West will receive three trust units (“Units”) of the Trust for each common share held. It is currently expected that the common shares of Penn West will trade until the closing of trading on June 1, 2005 and the Units will commence trading on June 2, 2005 under the symbol “PWT.UN”. The Trust will have 163,138,268 Units outstanding.

The initial monthly distribution of the Trust will be paid on July 15, 2005 to Unitholders of record on June 30, 2005 and will be $0.26 per Unit, equivalent to $0.78 for each Penn West common share outstanding at the time of the Plan. This distribution level is in keeping with the range of $0.23 to $0.26 per Unit previously announced, and is in keeping with Penn West’s objective of distributing approximately 60% of its cash flow.

Penn West is a senior independent Canadian oil and natural gas company based in Calgary, Alberta. Penn West trades on the Toronto Stock Exchange under the symbol PWT.

6.                                       Reliance on Confidentiality Provisions:

Not Applicable

7.                                       Omitted Information:

None

8.                                       Senior Officer:

For further information, please contact William Andrew, President of Penn West, at #2000, 425 1st Street S.W., Calgary, Alberta, T2P 3L8, Telephone (403) 777-2502.

9.                                       Date of Report

June 3, 2005